Nuvve Holding Corp.
2488 Historic Decatur Road, Suite 230

San Diego, California 92106

June 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn: Sarah Sidwell

Re:	Nuvve Holding Corp. Registration Statement on Form S-1 File No. 333-287883

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Nuvve Holding Corp. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 24, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Alan A. Lanis, Jr. of Baker & Hostetler LLP, counsel to the Company, at (310) 442-8850 and that such effectiveness also be confirmed in writing.

Very truly yours,

Nuvve Holding Corp.

By:	/s/ Gregory Poilasne
Gregory Poilasne
Chief Executive Officer